SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/19/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
795,013

8. SHARED VOTING POWER
895,775

9. SOLE DISPOSITIVE POWER
795,013
_______________________________________________________

10. SHARED DISPOSITIVE POWER
895,775

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,690,788 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.02%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
795,013

8. SHARED VOTING POWER
895,775

9. SOLE DISPOSITIVE POWER
795,013
_______________________________________________________

10. SHARED DISPOSITIVE POWER
895,775

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,690,788 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.02%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
795,013

8. SHARED VOTING POWER
895,775

9. SOLE DISPOSITIVE POWER
795,013
_______________________________________________________

10. SHARED DISPOSITIVE POWER
895,775

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,690,788 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.02%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
795,013

8. SHARED VOTING POWER
895,775

9. SOLE DISPOSITIVE POWER
795,013
_______________________________________________________

10. SHARED DISPOSITIVE POWER
895,775

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,690,788 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.02%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to Company Secretary



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 9/2/16, there were 28,081,712 shares of common stock outstanding as of 6/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 16, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,690,788 shares of SWZ (representing 6.02% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,690,788 shares of SWZ include 795,013 shares (representing 2.83% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,690,788 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 895,775 shares (representing 3.19% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 795,013 shares. Bulldog Investors, LLC has shared power to dispose of and vote 895,775 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 11/1/16 the following shares of SWZ were traded:


Date			Shares		Price

Buys:
12/05/16		16,000		9.7800
12/14/16		15,170		10.1401
12/15/16		17,688		10.0759

Sells:
11/08/16		(16,944)	10.5890
11/11/16		(8,900)		10.4444
11/14/16		(5,900)		10.2901
11/15/16		(16,512)	10.1879
11/17/16		(19,863)	10.2199
11/21/16		(1,914)		10.1300
11/22/16		(8,522)		10.0506
11/23/16		(14,990)	9.9813




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/19/2016

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
         201-881-7100 // pgoldstein@bulldoginvestors.com

						December 19, 2016

The Board of Directors
The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022

Attention: Abby L. Ingber, Secretary

Dear Directors:

     As you know, Bulldog Investors is a significant stockholder of The Swiss Helvetia Fund, Inc. (the "Fund"). In the last few months, the Board of Directors has taken a number of actions, each of which, and when looked at together, disenfranchises shareholders. Initially, the Fund's proxy statement for its annual stockholder meeting on June 23, 2016 led stockholders to believe that after the meeting the Board would be reduced from seven to six directors since there would only be one Class I director. It said this:

             The Board of Directors is divided into three classes, composed currently of two Class I Directors, three Class II Directors and two Class III Directors. Stockholders are being asked to elect one Class I Director to serve for a three-year term. The Class I nominee, Jean-Marc Boillat, is the only nominee to be considered for election as a Class I Director at the Meeting and, if elected, will serve a three-year term of office until the Annual Meeting of Stockholders in 2019, or until his successor is duly elected and qualified. R. Clark Hooper, who, along with Mr. Boillat, currently serves as a Class I Director, is not standing for re-election by the Fund's stockholders at the Meeting.

    Yet, just a few hours after that meeting concluded, the Fund announced:

	     The Board of Directors also approved the appointment of Ms. Margaret M. Cannella as a non-interested Class I Director of the Fund for a three-year term. Ms. Cannella...is on the Board of...the Schroder family of mutual funds advised by Schroder Investment Management North America Inc., the Fund's investment adviser.

    That announcement did not explain why Ms. Cannella was appointed as a Class I director for a three-year term rather than requiring her to stand for election at the just concluded annual meeting. Nor did it explain why the Fund's proxy materials made no mention of Ms. Cannella even though the Board must have known prior to June 23rd that it would be appointing her as a Class I director on that day. The last time shareholders elected a director for Ms. Cannella's seat was 2013 when Mr. Hooper was elected. Now, as a result of the Board's action, the intended three-year limitation between elections for a director on a classified board has been evaded because stockholders have to wait six years, i.e., until 2019, to elect a director to fill her seat. And, had that seat remained vacant and a contested election occurred at the 2017 annual meeting, three of six seats would be up for grabs.

    On December 6, 2016, the Fund announced that Ms. Cannella had died on November 24th and that the Board had appointed Jay S. Calhoun to fill her position as a Class I director to serve until the 2019 annual meeting. According to that announcement, Mr. Calhoun "has served as a board member of the Schroder family of mutual funds advised by Schroder Investment Management North America Inc., the Fund's investment adviser." The December 6th announcement also stated that (1) two of the Class II Directors will not stand for re-election at the Fund's 2017 Annual Meeting, and (2) the Board intends to reduce its size from seven to five directors concurrent with the expiration of their terms. Thus, as had been the case with Ms. Cannella, the Board is not requiring Mr. Calhoun to stand for election until 2019 even though the last election for a director to fill his board seat occurred in 2013 and both he and his predecessor have had close business ties to the Fund's investment adviser.

    If the seat to which Ms. Cannella was appointed had remained vacant after her death and no changes were made to the size of the Board, four of seven seats would have been up for election at the 2017 annual meeting. However, the appointment of Mr. Calhoun coupled with the shrinking of the Board from seven to five directors means that only one of five directors will now be elected at the Fund's 2017 annual meeting. Inexplicably, the Board effectively increased its size from six to seven directors on June 23rd and, just a few months later, reduced it to five (with one seat being held by an unelected director as a result of the Board's decision not to allow an election to fill it for six years).

    Lastly, in a November 7th press release, the Fund announced that, "in light of recent requests the Fund has received to call a special meeting of its stockholders to consider [a proposal to declassify the Board]," the Board has decided to ask stockholders to approve the necessary amendments to the Fund's charter to declassify the Board at the Fund's 2017 Annual Meeting currently scheduled for June 27, 2017. But rather than commit to implement the declassification at the 2017 annual meeting, the Board will impose an unnecessary delay as the press release states that the declassification
"will be effected in a phased-in manner." (Emphasis added.) Notably, at the 2016 annual meeting, more than 80% of the votes were cast in favor of a non-binding proposal to declassify the Board.

    To summarize, first, had the size of the Board remained at six members after the 2016 annual meeting, three of six directors would have been up for election in 2017. Secondly, if the Board had determined that Ms. Cannella would have to stand for election at the first annual stockholder meeting after her appointment, then four of seven seats would have been up for election in 2017. Thirdly, had the Board not determined to reduce the size of the Board from seven to five shortly after it effectively increased it from six to seven, then three or four of seven directors would have been up for election in 2017 (depending on whether Mr. Calhoun stands for election in 2017). Thus, while the concept of "declassification" of the Board to make the full Board accountable to stockholders every year has been grudgingly endorsed by the Board, it appears that only one of five directors will be up for election in 2017.

    These actions appear to be taken for the primary purpose of "reserving" an unelected seat for a Schroder-friendly director and thwarting the effectiveness of a stockholder vote at the 2017 annual meeting, which is improper under Delaware law unless the Board has a compelling justification. See Blasius Industries, Inc. v. Atlas Cor., 564 A.2d 651 (Del. Ch. 1988).
In particular, the Board's previously undisclosed decision to effectively increase the size of the Board from six to seven members immediately after the 2016 annual meeting by appointing a director to fill a "vacancy" with a director that has a business relationship with the Fund's investment adviser (and who would not have to stand for election at the next annual meeting) and switching gears just a few months later to decrease the size of the Board to five is suspicious. At a minimum, we request (1) that the Board explain why it took each of the actions discussed herein, and (2) that Mr. Calhoun stand for election at the 2017 annual meeting.

    We request a response no later than December 30, 2016. Please feel free to contact me if you would like to discuss this matter. Thank you.


					          Sincerely yours,

					       /S/Phillip Goldstein

						  Phillip Goldstein
						  Member
						  Bulldog Investors LLC
						  General Partner